Exhibit 4.5

Seventeenth Amendment to Consulting Agreement

This Seventeenth Amendment ("Amendment") to Consulting Agreement is effective as of January 01st, 2024 (the “Effective Date”) and is entered into by and between GKOL, Inc., a California corporation, with an office at 210 Montalvo Road, Redwood City, CA 94062 (“GKOL”), and BeyondSpring Pharmaceuticals, Inc., a Delaware Corporation, with an office at 100 Campus Drive, West Side, 4th floor, Suite 410, Florham Park, NJ 07932 ("BeyondSpring").

WITNESSETH:

WHEREAS, GKOL and Dalian Wanchun Pharmaceutical Co., Ltd. ("Dalian") previously entered into that certain consulting agreement dated as of June 18, 2013 (as has been and may be amended from time to time, the "Consulting Agreement");

WHEREAS, pursuant to that certain agreement dated as of March 30, 2014, by and between BeyondSpring, GKOL and Dalian, BeyondSpring assumed all of the rights and responsibilities of the Consulting Agreement; and

WHEREAS, the parties hereto desire to amend Exhibit A and Exhibit B to the Consulting Agreement as follows.

NOW THEREFORE, in consideration of the covenants contained herein the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Exhibit A. Exhibit A to the Consulting Agreement is hereby amended and restated in its entirely as follows:

EXHIBIT A

Term:

The term of this Amendment becomes effective on the date hereof and will continue in effect to June 30th, 2024. Notwithstanding the foregoing, either the Consultant or the Company may terminate this Agreement upon thirty (30) days' notice any time following the date hereof. This Agreement may be extended or modified upon mutual agreement.

Description of Services: The Consultant shall serve in an executive function as a Senior Advisor and Chief Scientific Officer leading and overseeing the scientific and research activities. The Consultant shall provide services to the Company starting from January 01st, 2024 to June 30th, 2024.

2.	Exhibit B. Exhibit B to the Consulting Agreement is hereby amended and restated in its entirely as follow:

EXHIBIT B

Compensation:

As compensation for services rendered pursuant to the terms of this Agreement, the Company shall pay $6,000 per month, from January 01st 2024 to June 30th, 2024. Invoice will be paid on a monthly basis.

Additionally, G. Kenneth Lloyd (the “Consultant”) will receive a grant of options to purchase 12,000 ordinary shares of BeyondSpring Inc. (the “Parent”) (an “Option”), at an exercise price per share equal to the Fair Market Value (as defined in the Parent’s 2017 Omnibus Incentive Plan, as amended and restated of September 18, 2020 (as may be amended or amended and restated from time to time), the “Plan”) as of the grant date. The Option will vest in six equal installments at the end of each month, subject to Consultant’s continued service through the vesting date. The stock option shall otherwise be granted on the terms, and subject to the conditions, of the Plan and form of stock option agreement provided by the Parent and signed by you (together with the Plan, the “Stock Option Agreement”), it being understood that such grant shall be conditioned upon your execution of the Stock Option Agreement.

The Company will pay up to five hundred USD ($500) per month towards medical insurance premiums for the Consultant.

Upon presentation of receipts, Company shall reimburse the Consultant for:

●	All payments made to third parties on behalf of the Company;
●	All pre-authorized travel expenses at the following rate:
o

Full reimbursement for airfare (economy for trips of less than 5 hours duration; business class or higher for all trips of 5 hours or longer duration) and other travel (including but not limited to taxis and trains)

o	Full reimbursement for hotels, meals and generally acceptable other travel expenses.

3.	General.

a)	Except as specifically set forth above, Consulting Amendment shall remain in full force and effect.
b)

This Amendment shall be construed and interpreted in accordance with the laws of the State of California without giving effect to its principles of conflicts of laws. In addition for the avoidance of doubt, the Consulting Agreement (including all prior amendments thereto) shall remain governed by the laws of the State of California without giving effect to its principles of conflicts of laws, in accordance with Section 11(g) of the Consulting Agreement, without regard to any other governing law provisions contained in any prior amendments to the Consulting Agreement, such conflicting governing law provisions of which are hereby acknowledged and agreed to be scrivener's errors.

c)

This Amendment may be executed in one or more counterparts, including emailed or ".pdf' documents, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives, to be effective as of the Effective Date.

BEYONDSPRING PHARMACEUTICALS, INC.	GKOL, Inc.

/s/ Lan Huang	/s/ G. Kenneth Lloyd
By: Lan Huang	By: G. Kenneth Lloyd

Title: CEO	Title: Corporate Secretary and Vice President, GKOL, Inc.

Date: January 18, 2024	Date: January 09, 2024